Exhibit 99.1

FOR IMMEDIATE RELEASE

AMERICAN TECHNOLOGY REPORTS RECORD REVENUES AND

PROFITABLE RESULTS FOR FISCAL Q2 2009

LRAD® Sales Propel ATC to First Quarterly Profit

SAN DIEGO, CA, April 29, 2009 – American Technology Corporation (ATC) (NASDAQ: ATCO), a leading provider of directed sound products and technologies, today reported record revenues of $5.9 million for its fiscal second quarter ended March 31, 2009, an increase of 187% over fiscal Q2 2008 revenues. ATC also reported the first quarterly profit in the Company’s history on net income of $879,000 or $0.03 per diluted share for fiscal Q2 2009, compared to a net loss of $2.1 million or $(0.07) per share for the same period a year ago, a nearly $3.0 million turnaround from the prior year. ATC also announced it has been notified that it is back in compliance with NASDAQ’s minimum bid price requirement.

“The significant investment we made through internal resources and funding in fiscal 2008 to enhance and extend our LRAD® product line is beginning to pay off,” said Tom Brown, president and chief executive officer of American Technology Corporation. “We are experiencing growing domestic and international interest and orders for our proprietary LRAD systems for a variety of applications including military and force protection, maritime security, critical infrastructure/commercial security, border/port security, law enforcement, emergency responder communications, and wildlife protection and control.”

Gross profit for the second quarter of fiscal 2009 was $3.1 million, or 53% of revenues, compared to $731,000 or 36% of revenues reported for the quarter ended March 31, 2008. The increase in gross profit was driven by higher revenues, increased product margins due to reduced product cost, favorable mix, and broader absorption of fixed overhead expenses as a result of the higher revenues.

Operating expenses for the second quarter of fiscal 2009 were $2.2 million, a decrease of $674,000 or 23% from the three months ended March 31, 2008. The prior year included an additional $343,000 in expenses related to the development of the LRAD-X® product line launched last year. In addition, the Company had savings of $330,000 from reduced staffing levels and $447,000 from reduced impairment of patents, lower professional fees due to a change in audit firms, and other savings, offset by an increase in third party sales commissions of $446,000. The Company incurred SFAS 123(R)-related non-cash share-based compensation expense of $494,000 and $575,000 for the three months ended March 31, 2009 and 2008, respectively.

For the six months ended March 31, 2009, the Company reported revenues of $8.4 million, an 82% increase from $4.6 million for the six months ended March 31, 2008. For the first six months of fiscal 2009, gross profit was $4.3 million, or 51% of revenues, compared to $1.9 million, or 41% of revenues, for the same period a year ago. The increase in gross profit was due to higher revenues, increased product margins due to reduced product cost, favorable mix, and greater absorption of fixed overhead expenses as a result of the higher revenues.

Operating expenses for the six months ended March 31, 2009 were $4.3 million, a decrease of $1.5 million from $5.8 million for the same period ended March 31, 2008. The reduction from the prior year was due mainly to $584,000 in lower product development cost, $522,000 in reduced staffing levels, $362,000 in reduced professional fees, and $523,000 in other savings, offset by a $491,000 increase in third party sales commissions. The Company incurred SFAS 123(R)-related non-cash share-based compensation expense of $1.0 million and $1.1 million for the six months ended March 31, 2009 and 2008, respectively.

Net loss for the six months ended March 31, 2009 was two thousand dollars or $(0.00) per share, compared to a net loss of $3.9 million, or $(0.13) per share for the same six-month period a year ago. The near break-even results were primarily from increased revenues, improved gross margins and lower operating expenses.

“Amplified piracy, border, and aircraft bird strike concerns are generating increased visibility and interest for our proprietary LRAD product line,” added Brown. “With increasing orders expected for our current product line, the recent production launch of our portable LRAD 100X™ to law enforcement and emergency responders, and a further planned addition to our LRAD product line, we are confident that fiscal year 2009 financial results will be much improved over fiscal 2008. We look forward to discussing our Q2 financial results and addressing business developments during our conference call tomorrow.”

About American Technology Corporation

American Technology Corporation is Shaping the Future of Sound® by providing directed audio solutions that place clear, highly intelligible sound exactly where needed. ATC’s Long Range Acoustic Device™ (LRAD®) and other directed sound technologies comprise the core of an expanding portfolio of products being used in diverse applications including, global military deployments, maritime security, critical infrastructure/commercial security, border/port security, law enforcement/emergency responder communications, and wildlife protection and control. For more information about ATC and its directed sound products, please visit the company’s web site at www.atcsd.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2008. American Technology Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Investor Relations:

Robert Putnam

(858) 676-0519

robert@atcsd.com

American Technology Corporation

Condensed Balance Sheets

(000’s omitted)

	March 31, 2009 (Unaudited)	September 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	$2,760	$2,695
Accounts receivable, net	3,445	2,211
Inventories, net	2,929	2,890
Prepaid expenses and other	265	251

Total current assets	9,399	8,047
Equipment, net	313	292
Patents, net	949	1,059
Deposits	58	58

Total assets	$10,719	$9,456

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,253	$964
Accrued liabilities	872	978

Total current liabilities	2,125	1,942

Total stockholders’ equity	8,594	7,514

Total liabilities and stockholders’ equity	$10,719	$9,456

American Technology Corporation

Condensed Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	For the three months ended March 31,		For the six months ended March 31,
	2009	2008	2009	2008
Total revenues	$5,872	$2,048	$8,366	$4,584
Cost of revenues	2,755	1,317	4,107	2,699

Gross profit	3,117	731	4,259	1,885

Operating expenses:
Selling, general and administrative	1,798	1,754	3,385	3,783
Research and development	449	1,167	901	1,977

Total operating expenses	2,247	2,921	4,286	5,760

Gain (loss) from operations	870	(2,190)	(27)	(3,875)

Other income (expense):
Interest income	9	57	25	127
Finance expense	—	—	—	(109)

Total other income (expense)	9	57	25	18

Net income (loss)	$879	$(2,133)	$(2)	$(3,857)

Net income (loss) per common share - basic and diluted	$0.03	$(0.07)	$0.00	$(0.13)

Weighted average common shares outstanding
Basic	30,535,207	30,535,207	30,535,207	30,535,207

Diluted	30,611,648	30,535,207	30,535,207	30,535,207